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Exhibit 4

30 January 2003

        Embargo: Not for release before 12:30 midday (SA time) on Thursday, 30 January 2003

    •    54% jump in EPS to 12.3 US cents

    •    Record monthly gold production at Blyvoor

    •    US$66 million raised through convertible note issue

    •    Project Boost kicks off

    •    DRD acquires 14% of Emperor

DRD REPORTS 54% JUMP IN EARNINGS PER SHARE

        Assisted by a higher gold price received and a gain on financial instruments, Durban Roodepoort Deep, Limited (DRD) reported a 54% increase in earnings per share to 12.3 US cents in the quarter ended 31 December 2002, Chairman and Chief Executive Officer Mark Wellesley-Wood announced today (Thursday, 30 January).

        While attributable gold production was marginally lower at 225 241 ounces, DRD continued to benefit from its unhedged status with a US$6 per ounce increase in the average gold price received to US$321 per ounce. Net profit attributable to shareholders rose by 54% to US$22.5 million from US$14.6 million.

        Cash operating costs—incurred mostly in South African rands—increased by 7% to US$56.8 million due to the 7% increase in the value of the rand against the US dollar.

        The volatility of the R/$ exchange rate—amounting to 40% over the last 12 months—was most unwelcome, placing margins under pressure and making future mine planning uncertain, Wellesley-Wood said.

        Cash and cash equivalents for the December quarter amounted to US$87 million, contributing to a current ratio of 200%, compared with 93% in the previous quarter. Long-term loans, excluding the US$66 million raised through DRD's convertible note issue during the quarter, reduced by US$4.1 million to US$10.2 million. The interest-bearing debt to equity ratio increased from 27.1% to 161.6% due to the convertible note issue, while the interest-bearing debt to capitalisation ratio increased to 10%.

        The proceeds of the convertible note issue, almost all of which had been taken up by US investors, Wellesley-Wood said, would be deployed into the company's Project Boost, designed to lower costs and increase gold production, and into other growth projects, added Wellesley-Wood.

        While the company had taken a 14% stake in Emperor Mines of Australia during the quarter, its intention was to increase this to 19.9%. Wellesley-Wood announced that he and DRD non-executive director David Baker had been appointed to the Emperor board. Emperor's gold production in the quarter under review was 26 422 ounces.

        Commenting on the performance of DRD's operations, Wellesley-Wood said the expansion programme at Blyvooruitzicht continued to gather momentum; in December, the operation recorded gold production of 22 634 ounces, the highest in 10 years.

        At Hartebeestfontein, a seismic event and underground fire at 5 Shaft during the quarter had restricted the volume of higher grade material entering the mill and slowed up the expansion of the Medium Grade areas at 6 Shaft. To address the operation's cost base, the 7 Shaft gold plant had been closed and contractors replaced with company employees. Available ore in the open pit had declined due to geological factors and was now expected to last only until April 2003.

        At Tolukuma, Wellesley-Wood said, stoping had begun on the newly-discovered Tinnabar vein. While this had helped to supplement immediate reserves available for mining, there was a need to increase development rates in order to access new areas, with a consequent short-term, adverse impact on costs. Exploration results from the Kunda vein had been disappointing and the focus was now on deeper drilling of the mine's Miliahamba structure.

        Crown Gold Recoveries (CGR), 40% owned and managed by DRD, produced 48 934 ounces of gold in the December quarter but costs rose from US$210/oz to US$278/oz due mainly to industrial action at East Rand Proprietary Mines Limited (ERPM). Subsequently, Wellesley-Wood said, the mine had been right-sized and restructured, operating now with a workforce of 3 389 compared with 5 468 previously.

        ERPM had raised debt finance of US$12 million from the Industrial Development Corporation (IDC) and had begun a capital upgrade programme entailing an investment of US$20 million. Some US$7 million to be spent in the current quarter included the reclamation of the Cason Dump, which management estimated would generate an additional 40 000 ounces of gold per year.

Queries:	Ilja Graulich, Durban Roodepoort Deep, Limited +27 11 381 7800 (office) +27 83 604 0820 (mobile)

James Duncan, Russell & Associates +27 11 880 3924 (office) +27 82 892 8052 (mobile)

Janice Dempsey, Russell & Associates +27 11 880 3924 (office) +27 82 376 2327(mobile)

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DRD REPORTS 54% JUMP IN EARNINGS PER SHARE